EXHIBIT 99.1

Press Release Dated October 31, 2012, Suncor Energy reports 2012 third quarter results

News Release

FOR IMMEDIATE RELEASE

All financial information, unless otherwise noted, is unaudited, in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain financial measures in this news release – namely operating earnings, cash flow from operations, Oil Sands cash operating costs and return on capital employed (ROCE) – are not prescribed by GAAP. See the Operating Earnings Reconciliation and Non-GAAP Financial Measures sections of this news release. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Suncor Energy reports 2012 third quarter results

•                 Operating earnings of $1.303 billion ($0.85 per common share) and net earnings of $1.555 billion ($1.01 per common share).

•                 Record quarterly cash flow from operations of $2.740 billion ($1.78 per common share) despite planned maintenance at Oil Sands and offshore assets.

•                 Record average Oil Sands segment production of 378,900 barrels per day (bbls/d). Total average production of 535,300 barrels of oil equivalent per day (boe/d).

•                 Oil Sands cash operating costs of $33.35 per barrel (excluding Syncrude).

•                 Excellent progress at Firebag, highlighted by Stage 3 central processing facilities reaching design capacity and Stage 4 expecting first oil ahead of schedule and costs to be under budget.

•                 Outlook for 2012 capital expenditures reduced by $850 million to $6.650 billion.

Calgary, Alberta (Oct. 31, 2012) – Suncor Energy Inc. recorded third quarter 2012 operating earnings of $1.303 billion ($0.85 per common share), compared to $1.789 billion ($1.14 per common share) for the third quarter of 2011. The decrease in operating earnings compared with the third quarter of 2011 was due primarily to higher share-based compensation expense, lower production volumes from offshore assets undergoing planned maintenance programs and higher depreciation, depletion and amortization charges.

Cash flow from operations was $2.740 billion ($1.78 per common share) for the third quarter of 2012, compared to $2.721 billion ($1.73 per common share) for the third quarter of 2011.

Net earnings were $1.555 billion ($1.01 per common share) for the third quarter of 2012, compared with net earnings of $1.287 billion ($0.82 per common share) for the third quarter of 2011. The increase in net earnings compared to the third quarter of 2011 was due primarily to the impacts of fluctuating exchange rates on the revaluation of U.S. dollar denominated long-term debt, partially offset by the same factors that decreased operating earnings. Return on capital employed (excluding major projects in progress) for the twelve months ended September 30, 2012 was 12.5%, compared to 13.4% for the twelve months ended September 30, 2011.

“During the third quarter, we achieved a number of operational milestones. We set a new Oil Sands production record, cash operating costs were under $35 per barrel, and we reached full capacity at Firebag Stage 3 facilities,” said Steve Williams, Suncor president and chief executive officer. “Our teams across Oil Sands once again delivered strong results in spite of a busy planned maintenance period.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com

Oil Sands production (excluding Suncor’s proportionate share of production from the Syncrude joint venture) contributed an average of 341,300 bbls/d in the third quarter of 2012, compared with third quarter 2011 production of 326,600 bbls/d. The increase was primarily due to the ramp up of production from the Firebag complex, partially offset by the impacts of planned maintenance that was mostly completed by the end of September.

At Firebag, average bitumen production in the third quarter of 2012 increased to 113,000 bbls/d from 95,800 bbls/d in the second quarter of 2012 and 54,800 bbls/d in the third quarter of 2011. Stage 3 central processing facilities reached full design capacity during the quarter, and production rates exiting the third quarter were approximately 120,000 bbls/d. First oil for Stage 3 was brought on-stream in August 2011 and, with the application of infill well technology, the ramp up of production has exceeded previous expectations.

Cash operating costs for Oil Sands (excluding Syncrude) decreased to $33.35 per barrel in the third quarter of 2012, compared to $35.75 per barrel in the third quarter of 2011, reflecting lower cash operating costs and higher production volumes. The ramp up of production from the Firebag complex, strong reliability from mining, extraction and upgrading assets, lower natural gas prices and the company’s continued focus on cost management enabled Suncor to exceed its goal of under $35 per barrel cash operating costs earlier than anticipated.

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 37,600 bbls/d of production during the third quarter of 2012, compared to 35,900 bbls/d in the third quarter of 2011.

The Exploration and Production segment contributed production of 156,400 boe/d in the third quarter of 2012, compared with production of 183,500 boe/d in the third quarter of 2011. The decrease was primarily due to planned maintenance programs at all East Coast Canada assets, and the ongoing suspension of the company’s operations in Syria as a result of political unrest and international sanctions, partially offset by the restart of operations in Libya.

In the company’s downstream Refining and Marketing segment, total refined product sales averaged 87,500 cubic metres per day (m3/d) during the third quarter of 2012, compared to 86,700 m3/d in the third quarter of 2011. The company’s refineries in Western North America ran at full capacity for the second consecutive quarter. Lower feedstock costs for synthetic crude oil (SCO) at Suncor’s inland refineries helped contribute to record earnings for the segment, and reinforced the value of the company’s integrated business model.

“Our record Refining and Marketing results continue to demonstrate the strength of our integrated model and our keen focus on creating value for investors through strong operational reliability and performance,” continued Williams.

Strategy and Operational Update

At In Situ, Firebag Stage 4 central processing facilities were commissioned in the third quarter and new wells are currently steaming. First oil is expected in the fourth quarter of 2012 – approximately three months ahead of schedule – and the project is expected to come in approximately 10% under the current budget estimate of $2.0 billion. Total production from the Firebag complex is expected to be approximately 180,000 bbls/d once Stage 4 central processing facilities reach full capacity. There is significant integration between Firebag Stages 1 through 4, allowing operational flexibility to optimize production, maintenance, reliability and costs.

In the Oil Sands Ventures business, Suncor has been undertaking detailed reviews of each of its planned growth projects, focusing on cost and quality with a view to generating long-term value for shareholders. The company has been working closely with the other joint venture owners on these reviews and is making good progress. In addition, as a result of the continued focus on capital discipline and cost management, the pace of pre-sanction spending has been closely managed. While decisions regarding sanctioning had been targeted to occur mid-2013, these reviews are expected to impact the timing of such decisions. New target dates have not yet been determined. The company plans to provide updates on the timing of decisions regarding these projects when available. Decisions on these projects are subject to approval by the respective owners of each of the individual projects, and in the case of Suncor, Suncor’s Board of Directors.

The company’s latest forecast at Firebag Stage 4 and its pace of spending on Oil Sands Ventures projects are two of the key factors that guided Suncor to lower its outlook for 2012 capital expenditures from $7.5 billion to $6.650 billion.

“At the start of the year, we said that cost and quality metrics would be Suncor’s priorities when executing growth projects,” said Williams. “We’re delivering on these goals by spending capital efficiently and maintaining a disciplined approach to pre-sanction spending on our operated growth projects.”

During the third quarter, the Millennium Naphtha Unit (MNU) began operating and subsequently ran at full design rates in support of planned maintenance completed on Upgrader 2 secondary upgrading units. The company expects that the MNU will increase the company’s sweet SCO production capacity by approximately 10%, primarily through the new naphtha hydrotreating unit, and stabilize secondary upgrading processes by providing flexibility during planned or unplanned maintenance.

In the company’s East Coast Canada operations, planned maintenance was performed at each offshore asset, including off-station programs for White Rose and Terra Nova. Planned maintenance at Hibernia commenced in August and concluded in September. The White Rose Floating Production, Storage and Offloading (FPSO) vessel returned to the field in July and restarted production in August. The Terra Nova FPSO returned to the field in October and production is expected to start up in late November following the completion of subsea work. Production from East Coast Canada averaged 22,700 bbls/d in the third quarter of 2012 and was impacted by slower than expected ramp ups of production rates subsequent to planned maintenance.

In the company’s International operations, Buzzard continued to produce reliably in advance of planned maintenance over September and October. All major planned maintenance was completed in October, and the operator is working to restart production. Production from Buzzard averaged 41,900 boe/d during the third quarter of 2012. In Libya, Suncor is currently working to restart exploration drilling in the first quarter of 2013. Production from Libya averaged 39,800 bbls/d during the third quarter of 2012.

Suncor continued to return cash to shareholders through dividends and share repurchases. The company completed its initial $1.5 billion common share repurchase program during the quarter and, in September, announced a new program that is authorized for up to $1 billion of additional share repurchases. As at October 26, 2012, the company had returned $1.725 billion to shareholders in 2012, through $1.164 billion in share repurchases and $561 million in dividends. The company increased its quarterly dividend 18%, to $0.13 per share from $0.11 per share, in the first quarter of 2012.

Corporate Guidance

Suncor has revised the corporate guidance that it previously issued on July 24, 2012. The key changes to the company’s production guidance presented below include:

•                    The narrowing of the range for Oil Sands production primarily reflects performance from the first nine months of 2012. The decrease in outlook for East Coast Canada reflects slower than expected ramp ups of production rates subsequent to planned maintenance and production for the first nine months of 2012. The increase in outlook for International production reflects improving stability of field operations in Libya.

•                   The narrowing of the range for the realization on the Oil Sands crude sales basket primarily reflects results from the first nine months of 2012.

•                   The improvement in the outlook for Oil Sands cash operating costs per barrel primarily reflects the factors that decreased cash operating costs through the first nine months of 2012, which are expected to continue into the fourth quarter of 2012.

	2012 Full Year Outlook July 24, 2012	2012 Full Year Outlook Revised October 31, 2012	Actual Nine Months Ended September 30, 2012
Suncor Total Production (boe/d)	540,000 – 580,000	540,000 – 580,000	535,300
Oil Sands(1)
Production (bbls/d)	325,000 – 345,000	325,000 – 340,000	318,800
Realization on crude sales basket	WTI @ Cushing less Cdn$13.00 to Cdn$18.00 per barrel	WTI @ Cushing less Cdn$13.00 to Cdn$16.00 per barrel	WTI @ Cushing less Cdn$12.81 per barrel
Cash operating costs(2)	$37.00 – $40.00 per barrel	$35.50 – $37.50 per barrel	$36.70 per barrel
Syncrude
Production (bbls/d)	36,000 – 38,000	35,000 – 36,000	33,900
East Coast Canada
Production (bbls/d)	50,000 – 55,000	45,000 – 50,000	45,800
International
Production (boe/d)	77,000 – 85,000	85,000 – 90,000	92,800
Refining and Marketing
Refined product sales (m3/d)	79,000 – 87,000	82,000 – 87,000	85,000
Gasoline	47%	47%	47%
Distillate	38%	36%	35%
Other	15%	17%	18%

(1)                                 Excludes Suncor’s proportionate share of production and operating costs from the Syncrude joint venture.

(2)                                 Cash operating costs are based on the following assumptions: (i) production volumes and sales mix as contained in Suncor’s revised full year outlook dated October 31, 2012, and (ii) an average natural gas price of $2.40 per gigajoule at AECO. Cash operating costs per barrel is a non-GAAP financial measure. For more information on cash operating costs per barrel, see the Oil Sands Cash Operating Costs Reconciliation in the Segment Results and Analysis – Oil Sands section of Suncor’s Management’s Discussion and Analysis dated October 31, 2012 (the MD&A) and the Non-GAAP Financial Measures section of this news release.

Suncor has also revised its corporate guidance for capital expenditures downward by $850 million. The decrease in outlook for capital expenditures reflects:

•                   Capital discipline and scope optimization for Oil Sands Ventures growth projects prior to sanctioning decisions.

•                   Deferred spending on non-operated sustaining projects at Syncrude and non-operated, early-stage growth projects, including Hebron and Golden Eagle.

•                   Management decisions to use less of the discretionary pool of capital, and implement a higher standard for economic returns on smaller Oil Sands growth and sustaining projects.

•                   Cost management when executing projects, including Firebag Stage 4.

Suncor’s outlook for growth capital expenditures for Oil Sands Base increased by approximately $400 million for the Enbridge Wood Buffalo Pipeline. The company initially anticipated this pipeline commitment would be part of Suncor’s 2013 capital program, but the start of operations has been moved to 2012 to support the accelerated production growth from the Firebag complex.

Capital Expenditures(1)(2)	2012 Full Year Outlook July 24, 2012			2012 Full Year Outlook Revised October 31, 2012
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total
Oil Sands	2 885	2 200	5 085	2 405	2 205	4 610
Oil Sands Base	1 555	225	1 780	1 385	670	2 055
In Situ	860	970	1 830	650	905	1 555
Oil Sands Ventures	470	1 005	1 475	370	630	1 000
Exploration and Production	255	1 145	1 400	200	1 050	1 250
Refining and Marketing	590	10	600	640	10	650
Corporate, Energy Trading and Eliminations	140	275	415	115	25	140
	3 870	3 630	7 500	3 360	3 290	6 650

(1)                                 Capital expenditures exclude capitalized interest of $530 million to $570 million.

(2)                                 For definitions of growth and sustaining capital, see the Capital Investment Update section of the MD&A. Oil Sands Base sustaining capital includes $512 million for tailings management and other assets related to reclamation. Oil Sands Base growth capital includes a $400 million long-term commitment for the Wood Buffalo pipeline. Exploration and Production sustaining capital includes $150 million for off-station planned maintenance.

Certain outlook assumptions and other information were also revised. For further details regarding Suncor’s 2012 revised corporate guidance, see www.suncor.com/guidance .

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Net earnings as reported	1 555	1 287	3 345	2 877
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(252)	533	(237)	317
Impairments and write-offs(2)	—	—	694	514
Impact of income tax rate adjustments on deferred income taxes(3)	—	—	88	442
(Gain) loss on significant disposals(4)	—	(31)	—	97
Operating earnings	1 303	1 789	3 890	4 247

(1)                                 Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                 The 2012 adjustment reflects the impairment and write-off of assets in Syria. The 2011 adjustment reflects the impairment of assets in Libya.

(3)                               The 2012 adjustment reflects the elimination of the planned general corporate income tax rate reduction in the Province of Ontario. The 2011 adjustment reflects the increase to the United Kingdom tax rate on oil and gas profits from the North Sea.

(4)                               For the third quarter of 2011, the adjustments reflect the disposition of non-core assets in the Exploration and Production business. For the first nine months of 2011, the adjustments also include the partial disposition of interests in the Voyageur upgrader and Fort Hills mining projects.

Advisories, Assumptions and Risk Factors

The Strategy and Operational Update and Corporate Guidance discussions above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined below. See also the Legal Advisory – Forward-Looking Information section of this news release for the additional risks and assumptions underlying this forward-looking information.

Assumptions for the Oil Sands and Syncrude 2012 Full Year Outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in the remainder of 2012. Assumptions for the East Coast Canada and International 2012 Full Year Outlook include those relating to reservoir performance, drilling results, facility reliability, and the successful restart of production after planned maintenance events. Factors that could potentially impact Suncor’s 2012 Full Year Outlook include, but are not limited to:

•                    Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                    Availability of infrastructure. A number of new storage and distribution infrastructure projects are currently in progress to support growth at Oil Sands operations. The timing for the completion and successful integration of these projects into existing operations may impact the pace of the ramp up of production from Firebag.

•                    Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet SCO production levels from Oil Sands are dependent on the successful operation of the MNU.

•                    Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, refining, pipeline, or offshore assets.

•                    Planned maintenance events. Production estimates, including SCO rates, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively.

•                    Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                    Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

All financial information, unless otherwise noted, has been prepared in accordance with Canadian GAAP, specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which is within the framework of International Financial Reporting Standards (IFRS).

Certain financial measures in this news release – namely operating earnings, cash flow from operations, Oil Sands cash operating costs and ROCE – are not prescribed by GAAP. Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis – Oil Sands section of the MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expected”, “guidance”, “plans”, “outlook”, “continue”, “focus”, “could”, “potentially” and similar expressions.

Forward-looking statements in this news release include references to the following expectations and plans: the company will achieve first production from Firebag Stage 4 wells in the fourth quarter of 2012; costs for Firebag Stage 4 will come in approximately 10% under the current budget estimate of $2.0 billion; total production from the Firebag complex will be approximately 180,000 bbls/d; Suncor’s detailed reviews of the Voyageur upgrader, Fort Hills mining and Joslyn North mining projects will form the basis of the company’s sanction decisions and impact the timing of such decisions; MNU will increase the company’s sweet SCO production capacity by approximately 10%, primarily through the new naphtha hydrotreating unit, and stabilize secondary upgrading processes by providing flexibility during planned or unplanned maintenance; and production from the Terra Nova FPSO will start up in late November following completion of subsea work.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information Form/Form 40-F dated March 1, 2012, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

A full copy of Suncor’s third quarter 2012 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting or www.sedar.com or by calling 1-800-558-9071 toll-free in North America.

To listen to the conference call discussing Suncor’s third quarter results, visit www.suncor.com/webcasts.

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